# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd Suite 3, 7th Floor, 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 05/28/2026
Amends the filing with accession number 0001193125-25-319355
Filed by CIK 0001881188
Persons authorized to receive notices and communications: Sumant Sinha, Commercial Block-1, Zone 6, Golf Course, DLF City Phase-V, Gurugram, India (K7), 122009, (91) 124 489 6670

## Reporting persons
- Sinha Sumant (CIK 0001881188): type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 47,558,982; shared voting power 11,437,641; sole dispositive power 47,558,982; shared dispositive power 11,437,641; aggregate amount beneficially owned 58,996,705 (19.35% of the class)
- Cognisa Investment: type of reporting person: partnership (PN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,498,328; sole dispositive power 0; shared dispositive power 6,498,328; aggregate amount beneficially owned 6,498,328 (2.64% of the class)
- Wisemore Advisory Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,939,313; sole dispositive power 0; shared dispositive power 4,939,313; aggregate amount beneficially owned 4,939,313 (2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd Suite 3, 7th Floor, 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Comment: This Amendment No. 7 (the "Amendment No. 7") is being filed by the undersigned, pursuant to 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons on September 2, 2021, as amended and supplemented on November 21, 2022, November 30, 2023, December 10, 2024, July 2, 2025, October 10, 2025 and December 15, 2025 (the "Original Schedule 13D") and as further amended and supplemented by this Amendment No. 7 to the Original Schedule 13D (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 7 shall have the same meanings ascribed thereto in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

On May 28, 2026, the Reporting Persons and Canada Pension Plan Investment Board ("CPPIB" and together with the Reporting Persons, the "Consortium") jointly submitted a non-binding proposal (the "Proposal") to the special committee of the board of directors of the Issuer (the "Board") to, subject to the Rollover (as defined below), acquire all of the Shares (on a fully diluted basis) of the Issuer not presently owned by the Consortium at a price per share equal to $6.75 (the "Proposed Transaction").

The Proposed Transaction will be structured as a UK scheme of arrangement (the "Scheme"). In connection with the Scheme, each non-Consortium shareholder of the Issuer will be entitled to either (i) receive $6.75 in cash for each Share it holds (the "Cash Offer") or (ii) elect to retain its Shares (the "Rollover") and remain a shareholder of the Issuer. Unless a shareholder specifically makes an election for Rollover prior to the court hearing for the Scheme, such shareholder will receive the Cash Offer. The Rollover is subject to cutback due to certain regulatory and compliance considerations, which are further described in the Proposal. The Proposed Transaction will be subject to receipt of necessary regulatory approvals and approvals required by the UK Companies Act 2006 in respect of the proposed Scheme, as well as other closing conditions to be agreed in the definitive agreement for the Proposed Transaction.

The Proposal is non-binding, and no agreement, arrangement or understanding between the Consortium, on the one hand, and the Issuer, on the other hand, relating to the Proposal, the Proposed Transaction or any other transaction will be created until such time as definitive agreements for the Proposed Transaction have been executed and delivered.

The Reporting Person does not intend to update this Schedule 13D to reflect developments relating to the Proposed Transaction except to the extent required by law. References to, and descriptions of, the Proposal in this Schedule 13D are qualified in their entirety by the terms of the Proposal, a copy of which is attached hereto as Exhibit 99.16 and is incorporated in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 6 amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

As of the date hereof, Cognisa Investment is the record holder of 6,498,328 Class A ordinary shares, nominal value of $0.0001 (the "Shares"), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer"). Based on 245,833,850 Shares (excluding treasury shares) of the Issuer outstanding as of October 2, 2025, as reported by the Issuer on Form 6-K furnished with the SEC on October 28, 2025, Cognisa Investment beneficially owns approximately 2.64% of the outstanding Shares.

As of the date hereof, Wisemore Advisory Private Limited is the record holder of 4,939,313 Shares. Based on 245,833,850 Shares (excluding treasury shares) of the Issuer outstanding as of October 2, 2025, as reported by the Issuer on Form 6-K furnished with the SEC on October 28, 2025, Wisemore Advisory Private Limited beneficially owns approximately 2.00% of the outstanding Shares.

As of the date hereof, Mr. Sinha is the record holder of one Class B Ordinary Share, which represents voting rights equal to (i) 82 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (ii) 6,498,328 Shares that would have been issued to Cognisa and its affiliates if Cognisa and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, and (iii) 4,939,313 Shares that would have been issued to Wisemore and its affiliates if Wisemore and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289. Cognisa and Wisemore are directly owned and controlled by Mr. Sinha. As a result, Mr. Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, Mr. Sinha is the record holder of 47,558,982 Shares issuable upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof.

Based on an aggregate of 304,830,555, comprising of 245,833,850 Shares (excluding treasury shares) outstanding as of October 2, 2025, 11,437,641 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1- to-0.8289 and the 47,558,982 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, Mr. Sinha beneficially owns approximately 19.35% of the outstanding Shares. Items 7 through 11 and 13 of the cover pages of this Amendment No. 6 are hereby incorporated by reference.

Pursuant to Section 13(d) of the Act, by virtue of the relationships described in this Schedule 13D, the Reporting Persons may be deemed to be a member of a "group" with CPPIB. However, the Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by CPPIB or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons beneficially own any Shares that are beneficially owned by CPPIB or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by CPPIB or any other reporting person(s).

Based on the Schedule 13D filed by CPPIB with the SEC on the date hereof, CPPIB beneficially owns, and has sole voting power and sole dispositive power with respect to 88,846,844 Shares, which represents approximately 34.41% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by CPPIB by virtue of the Class D Share held by CPPIB).

Accordingly, in the aggregate, the Reporting Person and CPPIB may be deemed to beneficially own 147,843,549 Shares. Based on an aggregate of 317,176,233 Shares, comprised of (i) 245,833,850 Shares outstanding as of October 2, 2025, as reported by the Issuer on Form 6-K furnished with the SEC on October 28, 2025, (ii) 12,345,678 Shares that would have been issued to CPPIB if CPPIB had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 47,558,982 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, the Reporting Persons and CPPIB may be deemed to beneficially own approximately 46.61% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and 13 of the cover pages of this Amendment No. 6 are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Sinha Sumant: /s/ Sumant Sinha, Sumant Sinha, in person capacity (05/28/2026)
- Cognisa Investment: /s/ Sumant Sinha, Sumant Sinha, Partner (05/28/2026)
- Wisemore Advisory Private Limited: /s/ Sumant Sinha, Sumant Sinha, Director (05/28/2026)